Schwab Capital Trust Exhibit 77M

On September 26, 2014, Schwab California AMT Tax-Free Money Fund, a series of The Charles Schwab Family of Funds (the Trust), was merged into Schwab California Municipal Money Fund, a series of the Trust. The merger was approved by the Board of Trustees of the Trust on June 3, 2014. At a special meeting of shareholders of Schwab California AMT Tax-Free Money Fund held on
September 25, 2014, shareholders approved the merger.